EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Internet Gold Series B Debentures Receive an A3 Rating

PETACH TIKVA, Israel, June 30, 2010 -- Internet Gold, (NASDAQ Global Market and TASE: IGLD) today reported that its Series B debentures received an A3 stable rating from Midroog Ltd., an Israeli rating company which is affiliated with Moody's. The debentures, which were issued in September 2007 and during December 2009, were placed on a watch list by Midroog after the company reported in October 2009 that its approximately 75% owned subsidiary, B Communications Ltd., had entered into an agreement to acquire the controlling interest in Bezeq The Israel Telecommunication Corp. Ltd.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its 70.79% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (30.43%) in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD.

For more information, please visit the following Internet sites:
www.eurocom.co.il www.bcommunications.co.il/ www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620